FINAL AMENDMENT TO
SCHEDULE 13E-3
(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 Thereunder

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934

CB FINANCIAL CORPORATION
(Name of Issuer)
CB FINANCIAL CORPORATION
(Name of Persons Filing Statement)
Common Stock
(Title of Class of Securities)
12480C107
(CUSIP Number of Class of Securities)
Norman B. Osborn 3710 Nash Street North Wilson, NC 27896-1120 (252) 243-5588
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copy to:

John M. Cross, Jr.
Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.
P.O. Box 26000
Greensboro, NC 27420
(336) 373-8850
(336) 232-9196 (facsimile)

This statement is filed in connection with (check the appropriate box):

a.	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐ The filing of a registration statement under the Securities Act of 1933.
c.	☐ A tender offer.

d.	☒ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee

$1,318,280.00	$405.00

* Calculated solely for the purpose of determining the filing fee, which was based upon the cash out price of $20.00 per share multiplied by the estimated number of shares of common stock as of September 30, 2007, which would be cashed out as a result of the Reverse Stock Split (65,914 shares).

☒ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid:	$405.00

Form or Registration No.:	Schedule 13E-3

Filing Party:	CB Financial Corporation

Date Filed:	October 25, 2007

RULE 13E-3 TRANSACTION STATEMENT

This Final Amendment to Schedule 13E-3 is filed by Cornerstone Financial Corporation (the “Company”) pursuant to Section 13(d) of the Securities Exchange Act of 1934 and Rule 13E-3 thereunder. This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to report the results of the Company’s proposed conversion of certain shares of its outstanding common stock to Series A and Series B Preferred stock, through amendments to its Articles of Incorporation (the “Amendments”). The Amendments provided for the following: (i) the authorization of 1,000,000 shares of a new Series A Preferred Stock, (ii) the authorization of 500,000 of a new Series B Preferred Stock, (iii) a 1-for-132 reverse stock split of the Company’s common stock with a cash payout for fractional shares resulting from the reverse split equal to $20.00 for each pre-split share (the “Reverse Stock Split”), (iv) a 132-for-1 forward stock split that was effective following the Reverse Stock Split (the “Forward Stock Split”), (v) the conversion of all outstanding shares of common stock held by record shareholders owning fewer than 264 shares following the Reverse Stock Split and the Forward Stock Split to a new class of Series B Preferred Stock, and (vi) the conversion of all outstanding shares of Common Stock held by record shareholders owning 264 or more shares, but fewer than 792 shares, following the Reverse Stock Split and the Forward Stock Split to a new class of Series A Preferred Stock (the Series A and Series B conversions, collectively, are the “Conversions” and together with the Reverse Stock Split and Forward Stock Split, the “Reorganization”).

At the Company’s Special Meeting of Stockholders, held February 26, 2008, the Company’s stockholders holding shares of the Company’s common stock representing the required majority of votes approved the Amendments. On February 27, 2008, the Company filed Articles of Amendment to its Articles of Incorporation with the North Carolina Secretary of State to effect the Conversions. The Reverse Stock Split was effective February 28, 2008 at 6:00 p.m., the Forward Stock Split was effective February 29, 2008 at 6:00 a.m., and the Conversions were effective at 7:00 a.m. Eastern Time on February 29, 2008. The Reorganization did not affect the shares of any shareholder who held any number of common stock shares in their broker’s name immediately prior to the Reverse Stock Split—they continued to own their shares of the Company’s common stock after the Reorganization.

The Reorganization reduced the number of the Company’s record stockholders to less than 300, enabling the Company to terminate its registration and suspend its reporting obligations with the Securities and Exchange Commission. Concurrently with the filing of this Final Amendment to Schedule 13E-3, the Company is filing with the Securities and Exchange Commission a Form 15 to terminate its reporting obligations under Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CB FINANCIAL CORPORATION

By:	/s/ Norman B. Osborn
Norman B. Osborn
President and Chief Executive Officer

Dated: March 3, 2008